Exhibit 99.1

List of Subsidiaries

Name of company	Country of incorporation or establishment	Attributable equity interest held

Amira Nature Foods Ltd (“Amira Mauritius”)	Mauritius	100% by ANFI

Amira I Grand Foods Inc.	British Virgin Islands	100% by Amira Mauritius

Amira Basmati Rice GmbH EUR*	Germany	100% by Amira Mauritius

Basmati Rice North America LLC	United States	100% by Amira I Grand Foods Inc. (BVI)

Amira Grand I Foods Inc.	United States	100% by Amira I Grand Foods Inc. (BVI)

Amira K.A. Foods International DMCC	UAE	100% by Amira I Grand Foods Inc. (BVI)

Amira G Foods Limited	United Kingdom	100% by Amira I Grand Foods Inc. (BVI)

Amira Pure Foods Private Limited (“Amira India”)	India	80.4% by Amira Mauritius

Amira I Grand Foods Inc.	United States	100% by Amira India

Amira Food Pte. Ltd.	Singapore	100% by Amira India

Amira C Foods International DMCC	UAE	100% by Amira India

Amira Foods (Malaysia) SDN. BHD.	Malaysia	100% by Amira Food PTE Ltd.

Amira Ten Nigeria Limited	Nigeria	100% by Amira C Foods International DMCC

*Formerly known as “Basmati Rice GmbH Europe”